News Release

Dynasty’s Mahjong Software on Final Step Towards
Commercial Launch

Montreal, Canada & Beijing, China…..14 March 2007…..Dynasty Gaming Inc. (TSXV: “DNY”; OTCBB: “DNYFF”) today announced the achievement of a major milestone in the realization of its China strategy. Effective March 12, Dynasty’s Mahjong software was installed and commenced its required public test phase on the Sohu portal (http://games.sohu.com/mj/index.htm) and on the MJworldcup site (http://www.mjworldcup.com). Dynasty management hopes to receive final approval from China’s Ministry of Culture during the next three weeks, thus opening the way for the launch throughout China of a play-for-points Internet version of the game by early April. The Company also expects that Beijing Junnet Science & Technology Company Limited (“Junnet”), providers of the largest distribution network in China, will place its first order for prepaid cards immediately following receipt of this approval. These prepaid cards will be distributed and sold in over 7,000 Internet cafes managed by Junnet.

Albert Barbusci, chief executive of Dynasty, stated, “Securing Government approval for our game is the final step before the onset of revenue for our China program. The two Internet sites on which our game has been installed are already attracting interest and Sohu is only days away from launching an awareness campaign amongst its 100 million registered users to generate additional player participation. Barring unforeseen delays, we are optimistic that the play-for-points version of our Mahjong game will be available by April 1. This will allow all players an opportunity during April and May to qualify for seats at the live World Cup of Mahjong tournament to be held in Macau, PRC at the end of June.”

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

Forward-looking Statements
This press release contains certain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

About Dynasty Gaming Inc.

Through its wholly owned subsidiaries, Dynasty Gaming is aggressively pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong software. Success to date includes the establishment of a relationship with Beijing Junnet Science and Technology Company Limited (www.junnet.cn), one of the largest prepaid card distributors in China, for the marketing and distribution of prepaid cards for accessing a play-for-points version of Mahjong on sites in China. Dynasty has also entered into a formal agreement with Sohu.com Inc. (www.sohu.com), one of China’s most widely used interactive online sources for information, entertainment and communications incorporating a leading portal with more than 100 million registered users.

Dynasty’s relationship with Sun Media Investment Holdings ltd. (www.chinasunmedia.com), China’s largest privately owned multi-media provider, represents a powerful channel through which to create enhanced awareness of an online version of Mahjong, a national sport in China. Agreements also exist with Betex (www.betexgroup.plc.uk) covering sports lotteries and SSI (www.sino.com) covering welfare lotteries, which further expand the range of distribution channels through which Dynasty-sourced content will be marketed and managed in China. An agreement with Las Vegas From Home.com Entertainment Inc. (www.lvfh.com) allows Dynasty to provide all of its marketing channel partners with its own Mahjong game together with LVFH’s full suite of popular Asian-style specialty games. Commencement of multi-site online play of Mahjong in China is expected to begin on April 1, 2007. Competition for seats at a World Cup of Mahjong event, scheduled for June 2007 in Macau, PRC, will serve as an incentive for a large universe of players.

Dynasty Gaming’s 91.7 million common shares, issued and outstanding, are widely held by Canadian and U.S. investors. Full information on Dynasty Gaming can be found at www.dynastygaming.com.

For Additional Information Contact:

Albert Barbusci	Thomas Walsh
Dynasty Gaming Inc.	Alliance Advisors, LLC
(514) 288-0900 Ext. 224	(646) 415-8321